UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. __)*

                                 Andataco, Inc.
                                 --------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                      ------------------------------------
                         (Title of Class of Securities)

                                   033490 98 8
                                   -----------
                                 (CUSIP Number)


                             H. Irwin Levy, Chairman
                            nStor Technologies, Inc.
                              100 Century Boulevard
                         West Palm Beach, Florida 33417
                                 (407) 829-3500
                                 --------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 8, 1999
                                  ------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                   SCHEDULE 13D
----------------------------------------                                        -------------------------------------------------
CUSIP No. 033490 98 8                                                           Page 2 of 5 Pages
----------------------------------------                                        -------------------------------------------------

----------- ---------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

            nStor Technologies, Inc.
----------- ---------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                             (a) [ ]
    2
                                                                                                                          (b) [X]
----------- ---------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
    3

----------- ---------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            WC (see Item 3)
----------- ---------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]
    5

----------- ---------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------------------------ --------- ----------------------------------------------------------------------------------------
                                         SOLE VOTING POWER
                                  7
          Number of                      18,021,281
           Shares
        Beneficially
          Owned by
            Each
          Reporting
           Person
            With
                               --------- ----------------------------------------------------------------------------------------
                                         SHARED VOTING POWER
                                  8
                                         0
                               --------- ----------------------------------------------------------------------------------------
                                         SOLE DISPOSITIVE POWER
                                  9
                                         18,021,281
                               --------- ----------------------------------------------------------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10
                                         0
----------- ---------------------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            18,021,281
----------- ---------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            [ ]
    12

----------- ---------------------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            75.66%
----------- ---------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- ---------------------------------------------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                                               Page 3 of 5 Pages

Item 1.  Security and Issuer.

         This Statement on Schedule 13D relates to the shares of Class A Common Stock, par value $.01 per share (the "Common Stock"), of Andataco, Inc., a Massachusetts corporation (the "Company"). The principal executive offices of the Company are located at 10140 Mesa Rim Road, San Diego, California 92121.

Item 2.  Identity and Background.

         This Statement on Schedule 13D is being filed on behalf of nStor Technologies, Inc. ("NST"), a Delaware corporation, with its principal place of business at 450 Technology Park, Lake Mary, Florida 32746.

         NST is a global manufacturer of cross-platform information storage solutions, including advanced external RAID subsystems, data storage products and tape backup solutions.

         During the past five years, NST (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and
(ii) has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in NST being subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On June 8, 1999 (the "Closing Date"), NST purchased (the "Acquisition") 18,021,281 shares of the common stock (the "Andataco Stock") of the Company representing approximately 75% of the total issued and outstanding capital stock of the Company, from the Sykes Family Trust and the Sykes Children's Trust of 1993 (the "Selling Shareholders") for $5.1 million. The purchase price was paid in the form of two, 9.5% subordinated promissory notes of NST. The principal balance of the notes is due on June 17, 2004 and interest is payable monthly.

Item 4.  Purpose of Transaction.

         The shares were acquired by NST as the first step in a proposed acquisition of all of the outstanding Class A Common Stock of the Company. NST currently intends to acquire the balance of the Company's shares by merging the Company with and into a wholly-owned subsidiary of NST. The merger consideration is expected to be registered shares of common stock of NST.

         NST has determined to supplement its operations through an acquisition of the Company and currently intends to continue to operate the Company as a separate, wholly-owned subsidiary. NST is currently in discussions with the directors of the Company concerning their continued service on the Company's Board pending the completion of the acquisition of the balance of the Company's outstanding Class A Common Stock. NST currently intends to change the Company's state of incorporation from Massachusetts to Delaware. At such time as the balance of the Company's shares are acquired by NST, the Company will cease to be a reporting company under the Securities and Exchange Act of 1934, as amended, and will cease to trade publicly on the Over-the-Counter Market.

                                                               Page 4 of 5 Pages

         Except as set forth above, NST does not have any current plans or proposals that may have, or which may relate to, or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any actions similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) NST beneficially owns 18,021,281 shares of the Company's Class A Common Stock, constituting approximately 75.66% of all the outstanding shares of the Company's Class A Common Stock as of June 8, 1999.

         (b) NST has sole power to direct the vote of the 18,021,281 shares of the Company's Class A Common Stock.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to the Purchase Agreement between NST and the Selling Shareholders, NST has agreed that, if it acquires the balance of the outstanding shares of the Company, the purchase price for such shares will be equal to the greater of the per share amount paid to the Selling Shareholders ($0.283) or the fair market value of the remaining outstanding Company shares as determined by an independent valuation. There are no other contracts, arrangements or relationships between NST, the Company and the Selling Shareholders relating to the Company's Class A Common Stock.

                                                               Page 5 of 5 Pages
Item 7.  Material to be Filed as Exhibits



Exhibit No.:
------------

       99.1 Purchase Agreement, dated as of March 2, 1999, by and among the Registrant, W. David Sykes and the Sykes Children's Trust of 1993 dated November 22, 1993

       99.2 Amendment No. 1 to Purchase Agreement, dated as of April 26, 1999, by and among the Registrant, W. David Sykes, the Sykes Family Trust and the Sykes Children's Trust of 1993 dated November 22, 1993

       99.3 Amendment No. 2 to Purchase Agreement, dated as of June 8, 1999, by and among the Registrant, W. David Sykes, the Sykes Family Trust and the Sykes Children's Trust of 1993 dated November 22, 1993

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  June 18, 1999                                nStor Technologies, Inc.


                                                     By: /s/ Mark Levy
                                                        -----------------------
                                                         Name: Mark Levy
                                                         Title: Vice President